Exhibit 16.1

(KPMG Letterhead)

July 11, 2003

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Magma Design Automation, Inc. and subsidiaries (the “Company”) and, under the date of April 28, 2003, except as to note 12, which is as of June 10, 2003, we reported on the consolidated financial statements of the Company as of and for the years ended March 31, 2003 and 2002. On June 24, 2003, our appointment as principal accountants was terminated. We have read the Company’s statements included under Item 4 of its Form 8-K dated June 27, 2003, and we agree with such statements, except that we are not in position to agree or disagree with certain statements as set forth below:

•	We are not in a position to agree or disagree with the Company’s statements that: (1) the change was approved by the Company’s audit committee, (2) the Company did not consult with the newly engaged accountants regarding any of the matters or events set forth in Item 304(a)(2)(i) and (ii) of Regulation S-K, and (3) remedial actions were taken by the Company as a result of the notification of the deficiency described in the fourth paragraph.

In addition, we supplement the disclosure in the Form 8-K as follows:

•	The Company’s description of the deficiency as described in the fourth paragraph differs from its prior disclosure included under Item 14 - Controls and Procedures of the Company’s annual report on Form 10-K for the year ended March 31, 2003. In the Item 14 disclosure, the Company stated that there was a “significant deficiency in the design and operation of its internal controls that adversely affected its ability to record, process, summarize and report financial data.”

•

On April 25, 2003, we advised the Company’s audit committee of our observations regarding the Company’s internal control over its financial close process. During the course of our year-end audit, we proposed numerous audit adjustments to correct misstatements in the Company’s consolidated financial statements. In addition, we proposed numerous adjustments during our reviews of the Company’s interim financial information during the year. We detected these misstatements after the Company had completed its financial close process subsequent to final review by the Company’s management. The proposed adjustments were recorded by the Company; however, they were not prevented or detected by the Company’s system of internal control.

•	We deemed our observations about the Company’s internal control and its operation to be a reportable condition under standards established by the American Institute of Certified Public Accountants. Reportable conditions are matters coming to our attention that, in our judgment, related to significant deficiencies in the design or operation of internal control and could adversely affect the organization’s ability to record, process, summarize and report financial data consistent with the assertions of management in the consolidated financial statements.

•	On June 17, 2003, we delivered a draft of our formal letter regarding this reportable condition to the Company’s audit committee. On June 20, 2003, we delivered our formal letter regarding this reportable condition to the Company’s audit committee.

Very truly yours,

/s/    KPMG LLP